

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 20, 2011

Chris Jackson
President and Chief Operating Officer
Advanced Credit Technologies, Inc.
1915 Plaza Drive, Suite 202
Eagan, MN 55122

> **Re:** **Advanced Credit Technologies, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed July 1, 2011**
> **File No. 333-170132**

Dear Mr. Jackson:

We have reviewed your amended Form S-1 and have the following comments.  Where indicated, we think you should revise your document in response to these comments.  Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 9, 2011.

Table of Contents, page 3

1.   Please revise your table of contents so that each principal section of the prospectus is listed.  We note that the table of contents currently only lists the sections from pages 15 through 17.

Prospectus Summary, page 4

2.   We note your revised disclosure that your software platform has "LOGIC" built into the process to remove the opportunity for mistakes by the end user.  Please revise to explain the "LOGIC" functionality in your software platform.

Risk Factors, page 7

3.   Language that mitigates the disclosure provided in the risk factors should be avoided. For example, delete the third sentence of the first risk factor.

Selling Security Holders, page 10

4.   Your amendment seeks to register the resale of securities that were issued after the initial filing of the registration statement on October 26, 2010.  Please provide us with a factually-based analysis as to whether these private placements were commenced and completed consistent with the interpretive guidance on general solicitation provided in Securities Act Release No. 8828.  Refer to Question 139.27 of our Securities Act Sections Compliance and Disclosure Interpretations, available on our website.

5.      Please refer to prior comment 10 of our letter dated November 22, 2010 and disclose the individual or individuals who have sole or shared voting and dispositive powers with respect to the shares to be offered by Infinity Capital Group.  For guidance, refer to Question 140.02 of our Compliance and Disclosure Interpretations relating to Regulation S-K, available on our website.

Management's Discussion and Analysis or Plan of Operation

Results of Operation, page 18

6.      We reissue prior comment 6.  Your filing should discuss the underlying business events that resulted in the changes in revenues and changes in each significant category of expenditures from one period to the next, for the financial statement periods presented in your filing.  For example, you have not discussed the business condition or developments that led to the changes in revenue, increase in professional fees, or reduction in research and development expenses in the most recent year compared to the prior year.   Please revise.

Liquidity and Capital Resources, page 19

7.      With respect to your plans to raise $500,000, please expand to state clearly that there can be no assurances you will be able to raise such funding.  Discuss the potential effects on your operations, in the event you are not able to raise the $500,000 capital needed to fund the next 12 months of operations.  Please eliminate the unsupported conclusion that you have "more than enough time to get our sale underway to be profitable."  Given the nature of your limited operations, the results of operations to date and your inability to identify any enforceable contracts or other arrangements for sales of your products in the future, references to anticipated "profits" in the future appear unsupportable.  Please revise throughout.

8.      Please refer to prior comments 11 and 12.  State the minimum period of time that you will be able to conduct planned operations using currently available resources and contractually committed resources.  Disclose your monthly cash requirements which you previously estimated as $2,500.  Eliminate the statement that your "financial condition is stable" as it is inconsistent with the going concern paragraph set forth in the report of your auditors and the related disclosure in the notes to financial statements and the risk factors.

Executive Compensation, page 20

9.      It still appears that the compensation disclosed in the summary compensation table on page 21 differs from the financial statements.  You disclose on page 21 that the only compensation received by the officers from 2008 through 2011 was stock awards of $5,500 by Chris Jackson and $5,000 by Enrico Giordano.  However, the financial statements indicate an operating expense of $42,818 for the year ended December 31,

2010 and $16,500 for the five months ended May 31, 2011 for officer's compensation. Please revise.

10. We reissue prior comment 13. It is unclear from your revised disclosure whether any portion of the compensation awarded to the executive officers is intended to compensate them for their services as a director. To the extent that there is a separate compensation arrangement for services related to service as a director, please disclose it separately. If not, state clearly that the directors do not receive payment for services as directors other than the reimbursement of expenses incurred during their duties. See Item 402(r) of Regulation S-K.

11. In response to prior comment 14, you state in your letter that all claims under the employment agreements have been accrued. However, your filing states that any and all compensation in the employment agreements was and is void and that no carry forward is owed for work already completed. Please explain whether the executive officers agreed to void the agreements and to cancel any amounts owed to them and disclose the nature of any such arrangements. Otherwise, explain how you voided a contractual obligation unilaterally and determined that compensation is not owed to the executive officers.

12. We note your new disclosure on page 22 that indicates that your previous CFO resigned due to health issues. Please tell us why you have not disclosed the identity and compensation information regarding your previous CFO. Please refer to Item 402(m)(2)(iii) of Regulation S-K and note that disclosure is required regarding any person who would have been among the company's two most highly compensated executive officers other than the principal executive officer for the most recent fiscal year, but for the fact that the individual was not serving at the end of the last fiscal year.

Directors, Executive Officers, Promoters and Control Persons, page 21

13. In your letter dated April 26, 2011, you stated that you "would agree that the term 'promoter' includes the current officers and directors since they in fact founded and organized the business of the Company." However, in your letter dated June 17, 2011 in response to prior comment 15, you state the "two officers and directors are not promoters in the sense that they are not promoting the stock of the Company." Please explain in detail why you believe that these individuals are not promoters, within the meaning of Rule 405 of the Securities Act of 1933 and why you are not required to provide the disclosure required by Items 404(d)(2) and 401(g) of Regulation S-K.

14. Please list all of the positions held by your executive officers and directors. In this regard, it appears that Enrico Giordano serves as a director. If one of your current executive officers and directors also serves as Chief Financial Officer, please disclose this clearly in the filing on pages 21 and 22.

Financial Statements for the Period from February 25, 2008 (Inception) Through December 31, 2010

Note 1 – Summary of Significant Accounting Policies

Net Earnings (Loss) Per Share, page 33

15.     We note the calculation of net loss per share for the period ending May 31, 2011 on page 33 reflects cumulative losses since inception through May 31, 2011.  Please revise the calculation to reflect the net loss amount for the five months ended May 31, 2011 as reported on the statement of operations on page 43 and the corresponding change to basic and diluted net loss per share.

Restatement of Financial Statements of the company for the years ended December 31, 2008 and 2009, page 38

16.     We note that in response to prior comment 17, you reclassified commissions paid during 2009 to research and development expense as noted from the Statement of Operations on page 27.  Please revise the disclosures on page 38 to provide a brief explanation of this reclassification and also revise the Statement of Operations on page 41 to reflect this adjustment.

Interim Financials

General

17.     Please revise your interim financial statements to include a statement of operations and cash flows for the five months ended May 31, 2010.  Refer to Rule 8-03 of Regulation S-X.  Additionally, the title of the cumulative columns on the statements of operations and cash flows should reflect activity from inception through May 31, 2011, not May 31, 2010.  Please revise accordingly.

Balance Sheets, page 42

18.     Please be advised that pursuant to the guidance in Rule 8-03 of Regulation S-X, you are required to present a balance sheet as of the end of the most recent interim period and as of the end of the preceding fiscal year.  It is unnecessary to present balance sheets as of December 31, 2009 and 2008 as part of your interim financial statements.  Please remove accordingly.

19.     We note that certain portions of the Stockholders' deficit section of the balance sheet on page 42 are inconsistent with the Statements of Stockholders' Deficit on page 44.  In this regard, please revise the number of common shares issued and outstanding and the common stock and additional paid-in capital amounts accordingly.

Undertakings, page 48

20.     We reissue prior comment 21.  You state that you have revised the undertakings but it appears that you continue to include the undertakings related to Rule 430A and the undertaking in Item 512(a)(6) although these undertakings do not appear applicable to this registration statement.  Further, it appears that you have still not included the bulk of the undertaking in item 512(a)(1)(ii) of Regulation S-K which appears to apply to this registration statement.  Please revise.

Exhibit 10.4

21.     We note that you have filed the form of the subscription agreement as an exhibit, rather than the executed agreements in response to prior comment 22.  Please include a schedule identifying the documents omitted and setting forth the material details in which such documents differ from the filed document.  See Instruction 2 of Item 601 of Regulation S-K.

Exhibit 23.1

22.     Please have the auditor revise the consent to reference the date of the updated audit report contained in the filing, June 22, 2011.


        You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 or Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have any questions regarding comments on the financial statements and related matters.  Please address questions regarding all other comments to Jan Woo, Attorney-Advisor, at (202) 551-3453 or, in her absence, to the undersigned at (202) 551-3462.

                                        Sincerely,

                                        /s/ Mark P. Shuman

                                        Mark P. Shuman
                                        Legal Branch Chief


cc:     Via Email
        Wani Iris Manly, Esq.
        W. Manly, P.A.